SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from Commission file number

_________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1.	An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2.	An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3.	The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4.	In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA shall not be available.

SIGNATURES
Report of Independent Certified Public Accountants
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Summary of Accounting Policies
Notes to Financial Statements
Supplemental Schedules
Schedule of Assets (Held at End of Year)
Schedule of Reportable Transactions for the Year Ended December 31, 2001

Sterling Savings Association
Employee Savings and Investment Plan and Trust

INFORMATION TO BE INCLUDED IN THE REPORT:

1.	Not applicable, see Item 4.

2.	Not applicable, see Item 4.

3.	Not applicable, see Item 4.

4.	Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Certified Public Accountants

Report of Independent Certified Public Accountants

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

     Summary of Accounting Policies

     Notes to Financial Statements

Supplemental Schedules:

     Schedule of Assets (Held at End of Year)

     Schedule of Reportable Transactions for the Year Ended December 31, 2001

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and Incentive Plan and Trust (Name of Plan)

June 27, 2002 (Date)	/s/ William R. Basom (Signature) William R. Basom Vice President, Treasurer and Principal Accounting Officer

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Index to Financial Statements and Supplemental Schedules

Page

Report of Independent Certified Public Accountants	F-1

Report of Independent Certified Public Accountants	F-2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	F-3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	F-4

Summary of Accounting Policies	F-5

Notes to Financial Statements	F-6 to F-11

Supplemental Schedules:

Schedule of Assets (Held at End of Year)	F-13

Schedule of Reportable Transactions for the Year Ended December 31, 2001	F-14

Report of Independent Certified Public Accountants

To the Participants and Administrative
Committee of the Sterling Savings Bank
Employee Savings and Investment Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

May 3, 2002

Report of Independent Certified Public Accountants

To the Participants and Administrative
Committee of the Sterling Savings Bank
Employee Savings and Investment Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) at December 31, 2000, is in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

June 15, 2001

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000

Assets:
Investments, at fair value:
Mutual funds	$6,290,053	$6,179,733
Common stock of Sterling Financial Corporation	5,173,684	3,470,842
Collective trust funds	1,117,235	608,898

	12,580,972	10,259,473

Receivables:
Participants contribution	68,927	—
Employer contribution	22,215	—
Accrued interest	2,693	2,298

Net assets available for benefits	$12,674,807	$10,261,771

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2001

Additions to net assets attributed to:
Investment income:
Interest	$54,125
Dividends	513,148
Net depreciation in fair value of investments	(464,634)
Contributions:
Participants	2,214,811
Employer	639,542

Total additions	2,956,992

Deductions to net assets attributed to:
Distributions and benefits paid to participants	525,145
Administration expenses	18,811

Total deductions	543,956

Net increase in net assets available for benefits	2,413,036

Net assets available for benefits:
Beginning of year	10,261,771

End of year	$12,674,807

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end. The estimated value of the collective trust funds is determined based on the trustee’s calculation of the aggregate quoted market price of the underlying investments adjusted for certain expenses. Sterling Financial Corporation common stock is valued at its quoted market price.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Expenses for administration of the Plan are paid by the Plan.

Benefit Payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

1. Description of Plan:

The following description of the Sterling Savings Bank (“Sterling” or “the Employer”) Employee Savings and Investment Plan and Trust (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees may enroll on the first day of the month following one calendar month of employment and attaining age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may contribute from 1% to 20% of their compensation up to a statutory maximum through payroll deductions to the Plan.

Participants contributing to the Plan are entitled to an Employer matching contribution should Sterling elect to make one. Sterling’s matching contribution for the year ended December 31, 2001 was 35% of the employee’s contribution up to 10% of compensation. Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. All Employer contributions are invested in the Stock Fund. Amounts contributed by both Sterling and the participant shall not exceed 25% of compensation paid to the participants during the fiscal year or the maximum amount allowable as a tax deduction by Sterling.

Investment Options

Participant contributions are invested in separate funds as designated by the individual participants. Participants may elect to reallocate the amounts invested in each fund at each pay period. The separate investment funds as described below were available commencing July l, 2000:

Stock Fund:

The objective of this fund is to achieve total return for capital appreciation and dividend income through investment in Sterling Financial Corporation (Sterling’s parent company) common stock.

Merrill Lynch Retirement Preservation Trust:

The objective of this fund is capital appreciation. The fund invests primarily in synthetic guaranteed investment contracts supported by non-agency residential mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities such as auto loans and equipment leases.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements, Continued

1. Description of Plan, Continued:

Investment Options, Continued

Merrill Lynch S&P 500 Index:

The objective of this fund is to provide investment results that, before expenses, replicate the total return of the Standard and Poor’s 500 Composite Stock Price Index (“S&P 500 Index”) by allocating investments among common stocks in approximately the same weightings as the S&P 500 Index.

Federated Equity Fund:

The objective of this fund is to provide investors with above average income and capital appreciation by investing in equities and convertible securities.

Van Kampen Emerging Growth Fund:

The objective of this fund is to provide capital appreciation by investing at least 65% of the fund’s total assets in a portfolio of common stocks of emerging growth companies.

Alliance Premium Growth Fund:

The objective of this fund is long-term growth of capital by investing predominately in equity securities of a limited number of large, carefully selected, high quality United States companies that are judged likely to achieve superior earnings growth.

MFS Capital Opportunity Fund:

The objective of this fund is capital appreciation by investing primarily in common stocks. The fund also may hold fixed-income and foreign securities.

Federated International Equity Fund:

The objective of this fund is to obtain a total return on its assets. The fund invests at least 65% of its assets in equity securities of companies based outside the United States.

AIM Balanced Fund:

The objective of this fund is to achieve as high a total return as possible by investing in a broadly diversified portfolio of common stocks, preferred stocks, convertible securities and bonds.

Mercury Total Return Bond Distributor:

The objective of this fund is to maximize long-term total return by investing in a diversified portfolio of bonds of different maturities, including United States government securities, corporate, asset-backed securities and mortgage securities.

Merrill Lynch Global Allocation Fund:

The objective of this fund is to provide high total investment return by investing in United States and foreign equity, debt and money market securities.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements, Continued

Delaware Group Trend Fund:

The objective of this fund is to provide capital appreciation by investing primarily in emerging and other growth-oriented companies.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution and an allocation of Sterling’s contribution and Plan earnings. Allocations of Sterling’s contribution and Plan earnings are based on participant account balances, as defined in the Plan document. The participant’s benefit is limited to the benefit that has accumulated in the participant’s account.

Vesting

A participant is 100% vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service. Employees eligible to participate in the Plan on June 30, 2004 are 100% vested.

Forfeitures

Forfeitures of Company contributions will reduce future matching contributions.

Payment of Benefits

Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 in various optional forms of distribution.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements, Continued

2. Investments:

The following table presents the fair value of investments, including those that represent 5% or more of the Plan’s net assets at December 31, 2001 and 2000.

	2001	2000

Corporate Stocks:
Common Stock of Sterling Financial Corporation	$5,173,684	$3,470,842
Collective Trust Funds:
Merrill Lynch Retirement Preservation Trust	1,117,235	608,898

Mutual Funds:
MFS Capital Opportunity Fund	1,540,153	1,779,028
Federated Equity Fund	1,496,493	1,469,284
Delaware Group Trend Fund	1,152,581	1,133,318
Merrill Lynch S&P 500 Index	939,500	896,718
Alliance Premium Growth Fund	692,234	625,487
AIM Balanced Fund	288,722	243,360
Mercury Total Return Bond Distributor	84,236	2,532
Van Kampen Emerging Growth Fund	52,842	23,476
Federated International Equity Fund	26,417	5,596
Merrill Lynch Global Allocation Fund	16,875	934

	$12,580,972	$10,259,473

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements, Continued

During the year ended December 31, 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2001

Mutual funds	$(1,168,508)
Common stock of Sterling Financial Corporation	703,874

$(464,634)

3. Investment in the Plan is participant-directed, except for the Employer’s matching contributions which are invested directly in common stock. Participants at their discretion may also direct their investments to Sterling Financial Corporation common stock. The following information includes both participant and nonparticipant-directed investment balances. Information about the net assets of the Sterling Financial Corporation Common Stock Fund as of December 31, 2001 and 2000, and the change in the net assets for the year ended December 31, 2001, is as follows:

	2001	2000

Net assets:
Common stock of Sterling Financial Corporation	$5,173,684	$3,470,842

Changes in net assets for the year ended December 31, 2001:
Contributions		$877,447
Dividends		469,582
Net appreciation		703,874
Benefits paid to participants		(209,004)
Administrative expenses		(7,283)
Transfers to participant-directed investments		(131,774)

		$1,702,842

4. Plan Termination:

Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan administrator shall determine.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements, Continued

5. Tax Status:

The Employer has not received a letter from the Internal Revenue Service (IRS) informing them the Plan is qualified and exempt under Section 401(k) of the Tax Reform Act of 1986, as amended. However, the Plan is a prototype plan for which the Plan’s trustee has obtained a favorable ruling from the IRS regarding its tax exempt status.

6. Related — Party Transaction:

Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in Sterling Financial Corporation common stock. Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

Supplemental Schedules

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Schedule of Assets at December 31, 2001**

EIN: 91-1166044 Plan Number: 001

	(c)
(b)	Description of Investment, Including		(e)
Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a) Lessor or Similar Party	Collateral, Par or Maturity Value	Cost**	Value

Common Stock
* Sterling Financial Corp	Common stock, 355,580 shares at $1 par value, with no maturity date	$4,047,468	$5,173,684

Collective Trust Funds
* Merrill Lynch Retirement Preservation Trust	1,117,235 shares with no maturity date		1,117,235

Mutual Funds
MFS Capital Opportunity Fund	Mutual fund, 114,680 shares, with no maturity date		1,540,153
Federated Equity Fund	Mutual fund, 90,313 shares, with no maturity date		1,496,493
Delaware Group Trend Fund	Mutual fund, 65,007 shares, with no maturity date		1,152,581
* Merrill Lynch S&P 500 Index	Mutual fund, 66,726 shares, with no maturity date		939,500
Alliance Premium Growth Fund	Mutual fund, 34,067 shares, with no maturity date		692,234
AIM Balanced Fund	Mutual fund, 11,130 shares, with no maturity date		288,722
Mercury Total Return Bond Distributor	Mutual fund, 6,612 shares, with no maturity date		84,236
Van Kampen Emerging Growth Fund	Mutual fund, 1,249 shares, with no maturity date		52,842
Federated International Equity Fund	Mutual fund, 1,754 shares, with no maturity date		26,417
* Merrill Lynch Global Allocation Fund	Mutual fund, 1,315 shares, with no maturity date		16,875

			$12,580,972

*	Represents party-in-interest to the Plan.

**	Cost information is omitted with respect to participant or beneficiary directed transactions.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Schedule of Reportable Transactions for the Year Ended December 31, 2001**

EIN: 91-1166044 Plan Number: 001

(f)
(a)					Current Value
Identity of	(b)	(c)	(d)	(e)	of Asset on	(g)
Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Transaction Date	Net Gain

* Sterling Financial Corp.	Employer Securities - Common Stock	$620,419	$131,502	$114,811	$131,502	$16,691

*	Represents party-in-interest to the Plan.

**	Represents transactions or a series of transactions related to nonparticipant-directed investments in excess of 5% of the fair value of Plan assets at the beginning of the year.